JM

07023347

Johnson Matthey

May 2, 2007

Robert M. Talley
Vice President, General Counsel
and Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 7 2007
WASH. D.C. 210

SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3304

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**11 Apr 2007**
2.	**Notification of Transactions of Directors/Persons**	**11 Apr 2007**
3.	**Notification of Transactions of Directors/Persons**	**11 Apr 2007**
4.	**Press Release**	**16 Apr 2007**
5.	**Notification of Transactions of Directors/Persons**	**19 Apr 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President, General Counsel & Secretary

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 March 2007, it had an issued share capital of 220,477,283 ordinary shares of £1 each and held 3,600,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,877,283.

The above figure 216,877,283 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
11 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

(iii)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
L C Pentz

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Dividend Reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	7 shares acquired on 1 August 2006, 2 shares acquired on 6 February 2007
L C Pentz	104 shares acquired on 1 August 2006, 42 shares acquired on 6 February 20007

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

1 August 2006 – 1303.90 pence
6 February 2007 – 1586.00 pence

14. Date and place of transaction:

1 August 2006 and 6 February 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,310
L C Pentz	18,526

16. Date issuer informed of transaction:

5 April 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

11 April 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

1 August 2006	26 Ordinary Shares of £1 each
8 August 2006	19 Ordinary Shares of £1 each
10 January 2007	18 Ordinary Shares of £1 each
22 January 2007	16 Ordinary Shares of £1 each
6 February 2007	11 Ordinary Shares of £1 each
7 February 2007	15 Ordinary Shares of £1 each
22 February 2007	15 Ordinary Shares of £1 each
8 March 2007	16 Ordinary Shares of £1 each

19 March 2007	16 Ordinary Shares of £1 each
2 April 2007	15 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

1 August 2006	1303.90 pence
8 August 2006	1273.00 pence
10 January 2007	1414.00 pence
22 January 2007	1517.00 pence
6 February 2007	1586.00 pence
7 February 2007	1598.00 pence
22 February 2007	1614.00 pence
8 March 2007	1549.00 pence
19 March 2007	1552.00 pence
2 April 2007	1588.00 pence

14. Date and place of transaction:

See above dates. All transactions took place in London.

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

5 April 2007

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

11 April 2007

For release at 9.00 am Monday 16th April 2007

Johnson Matthey Appoints New Non-Executive Director

Johnson Matthey Plc is pleased to announce the appointment of Michael Roney as a non-executive director of the company with effect from 1st June 2007.

Michael Roney, aged 52, is currently Chief Executive of Bunzl plc. Mr Roney joined the board of Bunzl plc in 2003 as a non-executive director and was appointed Chief Executive in 2005. Prior to joining Bunzl plc, Mr Roney had an extensive career at the Goodyear Tire And Rubber Co holding a number of senior general management positions with responsibilities in Latin America and then Asia before moving to Europe to become President of their Eastern Europe, Middle East and Africa region and subsequently Chief Executive Officer of Goodyear Dunlop Tires Europe BV.

There are no other disclosures required in respect of Michael Roney pursuant to Rule 9.6.13 of the Listing Rules of the Financial Services Authority.

Commenting on the appointment, Sir John Banham, Chairman of Johnson Matthey, said:

"I am delighted to welcome Michael Roney to the board of Johnson Matthey. Michael has many years of experience of international business and I look forward to his contribution to the work of the board."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
W F Sandford
J N Sheldrick
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	21
P N Hawker	21
D W Morgan	21
L C Pentz	24
W F Sandford	21
J N Sheldrick	21
I F Stephenson	21
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.1479

14. Date and place of transaction:

18 April 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,331
P N Hawker	15,348
D W Morgan	40,603
L C Pentz	18,550
J N Sheldrick	74,538

16. Date issuer informed of transaction:

19 April 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

19 April 2007

END